RECEIVED

2005 NOV -4 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

31 October 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549 [redacted]
USA

SUPPL

05012320

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE OCTOBER 1, 2005**
1.1	Form 88(2) - Return of Allotment of Shares dated October 26, 2005
1.2	Form 88(2) - Return of Allotment of Shares dated October 27, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE OCTOBER 1, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated October 5, 2005 regarding Ox-LDL Approval
2.1.2	Announcement dated October 18, 2005 regarding Research Update
2.1.3	Announcement dated October 20, 2005 regarding Ark Granted Licence
2.1.4	Announcement dated October 28, 2005 regarding Regulatory Application
2.1.5	Announcement dated October 28, 2005 regarding Research Update
2.1.6	Announcement dated October 28, 2005 regarding Research Update
3.	**PRESS RELEASES SINCE OCTOBER 1, 2005**
3.1	Press release dated October 5, 2005 regarding Ox-LDL Approval (see 2.1.1 above)
3.2	Press release dated October 18, 2005 regarding Research Update (see 2.1.2 above)
3.3	Press release dated October 20, 2005 regarding Ark Granted Licence (see 2.1.5 above)
3.4	Press release dated October 28, 2005 regarding Regulatory Application (see 2.1.4 above)
3.5	Press release dated October 28, 2005 regarding Research Update (see 2.1.5 above)
3.6	Press release dated October 28, 2005 regarding Research Update (see 2.1.6 above)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2005 NOV -4 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	3,500
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.P. Plummer **Date** 26/10/2005

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 399 7722

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2000	1000	6000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	50p	60.5p	74p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT	ORDINARY	9,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E 1 4 2 B H		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N R Plummer. Date 27/10/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Tel: 0207 399 7722

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	oxLDL approval
Released	07:00 05-Oct-05
Number	2098S

Ark completes development of oxLDL diagnostic kit for prediction of heart attack risk

Product now CE-marked in preparation for commercialisation

London, UK, 5 October 2005: Ark Therapeutics Group plc ("Ark"), today announces that it has completed the development and European CE marking of its oxidised low density lipoprotein antibody testing kit, oxLDL. The diagnostic kit will be used to predict whether an individual is at risk of having a heart attack.

Patients with cardiovascular disease exhibit a build up of fats and abnormal tissue, known as atherosclerotic plaques, on the inside of their blood vessels. Whilst plaques can lay dormant with minimal risk to the patient, they can become active and unstable, eventually rupturing and releasing fragments of plaque into the bloodstream. This 'breakaway' plaque is circulated by the blood and can lodge in the coronary artery causing a heart attack, or in the blood vessels supplying the brain causing a stroke.

As plaque becomes active, it releases a specific chemical, an oxidised form of low density lipoprotein (oxLDL), into the blood stream in amounts that reflect the level of the plaque's instability. As such, oxLDL has become increasingly recognised as a key marker of heart attack risk[1], as the higher its level in the blood, the more likelihood there is of the plaque breaking away and causing a serious cardiovascular event.

Attempts to produce a reliable and easy to use test to measure oxLDL have not been successful to date, as the oxLDL molecule only exists for a very short time in the blood. However, as oxLDL is released into the blood, it rapidly produces an antibody response. Ark's test, the first of its kind, is a highly sensitive measure of the level of antibodies that are produced in response to oxLDL. The test also contains a control chemical to check whether a positive result is real or false.

Clinical results to date using Ark's test have shown that the test is applicable to approximately 75% of people and is highly predictive. In a study of patients with chest pain entering hospital for investigation, 81% of the patients who tested positive using Ark's kit were subsequently confirmed as having a serious cardiovascular problem (heart attack or unstable angina). The test was even more accurate where heart attack occurred. C-reactive protein (CRP), one of the current 'gold standards' in predicting risk of cardiovascular problems, was predictive in only 29% of the cases in the same study.

Professor John Martin, Chair of Cardiovascular Medicine at University College London and Chief Scientific Officer at Ark, commented: *"This new diagnostic is highly predictive and has the potential to save many lives. It should prove a very useful addition to the overall cardiovascular risk testing approach."*

Dr Nigel Parker, Chief Executive of Ark, added: *"This is the second product that Ark has taken all the way through the development process to CE marking. We shall now be seeking specialist diagnostic partners to help us market the product and ensure that it realises its full commercial potential."*

1) Tsimikas, S. et. al. New England Journal of Medicine 2005; 353: 46-57

Ark Therapeutics Group plc +4420 7388 7722
Dr Nigel Parker, CEO
Paul Higham, Director of Commercial Development

Financial Dynamics +4420 7831 3113
David Yates
Davina Langdale

82-34804

Notes to Editors

Cardiovascular risk testing market
Cardiovascular disease is the largest single killer in the developed world, currently responsible for 40% of all deaths and the percentage continues to rise. The WHO have stated that in five years' time cardiovascular disease will be responsible for more deaths worldwide than cancer, tuberculosis and AIDS combined. Current medical practice is increasingly focussed on screening high risk patients to treat them prophylactically to prevent a serious cardiovascular event occurring. Current risk screening involves an assessment of the patient's history and lifestyle, together with a battery of tests eg cholesterol, high density lipoproteins, low density lipoprotein, triglycerides, CRP, homocysteine, none of which are thought to be individually highly predictive. This need for new, more accurate diagnostics is well recognised. The market for existing cardiovascular diagnostic tests is currently estimated to be approximately $4billion and showing double digit percentage annual growth.

Ark Therapeutics Group plc
Ark is an emerging specialist healthcare group (the "Group") now entering the commercialisation phase, with one marketed product and four further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs, predominantly within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development and intends to conduct its own sales and marketing in certain territories, as well as securing marketing partners in others. The Group has operations in London, UK and Kuopio, Finland.

Ark's shares are traded on the London Stock Exchange (AKT.L). More information about the Group can be found on its website at arktherapeutics.com.

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 18-Oct-05
Number	7840S

18 October 2005

Ark Therapeutics Group plc

Positive Results of Trinam® Gene Therapy Presented at American College of Surgeons Congress

- Breakthrough treatment for kidney failure patients -

- Access grafts remain functional three times longer than previous procedures-

Ark Therapeutics Group plc ("Ark") today announces the publication of positive results from an ongoing Phase II trial of Trinam®, its novel gene therapy to prevent blood vessels blocking in kidney dialysis patients who have undergone vascular access graft surgery. The data to date, which will be presented later today at the 2005 Annual Clinical Congress of the American College of Surgeons in San Francisco, show that access grafts continue to remain functional three times longer than previous procedures, with no systemic distribution of the inserted gene being found.

Patients in renal failure depend on good vascular access for haemodialysis, which removes blood from the body, cleans it and returns it, three times a week. Without dialysis these patients would die. A common method of gaining access to the circulatory system is via an artificial blood vessel (vascular access graft) sewn between an artery and a vein in the forearm. However, in a majority of patients, the grafts become blocked due to overgrowth of muscle tissue inside the blood vessel (intimal hyperplasia) and this requires further complex surgery to allow dialysis to take place.

Trinam® is a combination of a vascular endothelial growth factor gene in an adenoviral vector (Ad-VEGF-D) and Ark's biodegradable local delivery collagen collar device (EG001). At the end of the access graft surgery procedure, the collar is fitted around the outside of the vein/graft join. The VEGF gene solution, which reduces the likelihood of blood clots and intimal hyperplasia, is then injected into the space between the wall of the collar and the blood vessel. This unique method of administration of the gene localises its delivery to the target tissue site, maximising efficacy, avoiding systemic distribution and thus minimising the potential for side effects.

The Phase II trial of Trinam® is an ongoing, open-label, standard care-controlled clinical trial that primarily assesses safety, with efficacy as a secondary measure. In the study, six patients with end-stage renal disease dependent on regular haemodialysis for kidney function received one dose of 4 x 10 (9) particles at the time they underwent surgery either to implant a first vascular access graft or to insert a new graft in a different location after failure of a previous access procedure.

After as long as a year of follow-up, none of the patients exhibited serious side effects, other than those consistent with the nature of the operation and condition and no systemic distribution of Trinam® was evident. The VEGF gene was not detected outside the specific vein area treated by the surgeon. Whilst one patient had to be withdrawn from the trial because of an infection believed to have been contracted at the time of surgery, the remaining five patients had encouraging prolonged graft patency. Four patients ongoing in the trial had previously had multiple failed access procedures prior to the trial. The mean patency of previous access procedures in these patients was 4.5 months. Using Trinam®, the mean patency has been extended so far to 14 months and in all of these patients the grafts continue to remain patent and functional for dialysis.

The study remains ongoing with a higher dose of VEGF (4 x 10 (10)) particles and is being conducted at Duke University, The University of Miami and Vascular and Transplant Specialists in Norfolk, Virginia.

In the US and Europe, there are an estimated 150,000 cases each year where Trinam® might be used. In patients fitted with haemodialysis access grafts, up to 60% of the grafts block within a year of being inserted and repeat surgery shows more rapid failure rates[(1)]. There are currently no approved drug therapies to reduce failure rates of haemodialysis access graft procedures. The clinical need for an effective treatment is such that the National Institutes of Health in the US has highlighted it as a priority requiring a solution in the Healthy People Directive 2010.

Commenting on the results, Dr Jeffrey Lawson, Associate Professor of Surgery and Pathology at Duke University, North Carolina and lead investigator in the trial, said:

"Instead of having the majority of vascular access grafts re-operated on within a year, sometimes each two or three times, this treatment preserves the graft's functionality for a longer period, so patients can go about their lives normally and have fewer

82-34804

surgical interventions and complications. By delaying the rate of failure of dialysis access grafts, the treatment may also save healthcare systems some $15,000 to $20,000 for each intervention. This kind of technology is very exciting and some day will be in general use."

Nigel Parker, Chief Executive of Ark, added:

"These are extremely encouraging results, representing a breakthrough in targeted gene medicine and demonstrating Ark's expertise and leadership in this emerging field. We had planned to establish primarily safety and systemic distribution in this low dose group and to get human proof-of-principle results of this magnitude exceeds our expectation. We are particularly pleased to see that patients' grafts continue to remain open after a period far beyond what might be expected. If validated during the remainder of the development programme, Trinam® has the potential to save many lives, to bring substantial improvement to the quality of life of chronic renal failure patients undergoing haemodialysis, and to save significant healthcare costs."

(1)Reference: Rosas SE et al, Determinants of successful synthetic haemodialysis vascular access graft placement. J. Vasc. Surg. 2003;37:1036-42.

For further information:

Ark Therapeutics Group plc	Tel: + 44 (0)20 7388 7722
Dr Nigel Parker, CEO	
Martyn Williams, CFO	
Financial Dynamics	Tel: +44 (0)20 7831 3113
David Yates	
Davina Langdale	

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable the Company to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

END

82-34804

Close

82-34804

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Ark Granted Licence
Released	07:00 20-Oct-05
Number	9123S

Ark receives licence to manufacture first gene medicine for commercial supply

London, UK, 20 October 2005: Ark Therapeutics Group plc ("Ark") announces today that, following an inspection by the Finnish National Agency for Medicines, on behalf of the European Medicines Agency (EMEA), its facility in Kuopio, Finland has received Good Manufacturing Practice (GMP) Certification to manufacture commercial supplies of its adenoviral-based gene medicine Cerepro™, a gene based medicine for the treatment of brain cancer.

Ark's facility, in Kuopio, Finland is believed to be the only facility outside of China to have been licensed to manufacture gene based medicines for commercial supply.

Nigel Parker, CEO of Ark, commented: "This is a tremendous achievement by the Company. A number of years of meticulous planning and work have gone into achieving this certification and it endorses our leadership position in this upcoming area of molecular medicine."

For further information, please contact:

Ark Therapeutics Group plc — **020 7388 7722**
Dr Nigel Parker, CEO

Financial Dynamics — **020 7831 3113**
David Yates
Davina Langdale

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

END

82-34804

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Regulatory Application
Released	07:00 28-Oct-05
Number	2904T

Cerepro™ Marketing Authorisation Application Review Commences in Europe

- Dossier for potentially the world's first gene therapy product [1] accepted by EMEA as "valid" -

28 October 2005: Ark Therapeutics Group plc ("Ark") today announces that its Marketing Authorisation Application (MAA) for Cerepro™, a novel gene-based therapy for operable malignant glioma (brain cancer), has been filed with the European medicines regulatory authority, the EMEA, and that the application has been accepted for review.

The application for Cerepro™, a designated Orphan Drug, has met the submission requirements of the important validation stage, and formal review by the regulators has commenced. Earlier in the year, the Company announced that the EMEA had appointed Rapporteurs to review the MAA via the centralised regulatory process, which is the standard route for all biologics, and more recently Ark has announced that its Finnish manufacturing facility had received a licence to manufacture Cerepro™ for commercial supply. The Company is also announcing in a separate press release today that it has commenced a corroborative study of Cerepro™, Study 904, in up to 250 patients.

Cerepro™, a novel gene-based medicine, has undergone three clinical studies during its development to date, a Phase I study establishing safety and posology (dosing and method of administration) and two safety and efficacy studies. In these studies Cerepro™ treatment produced an average extension of 7.5 months of life, giving around 15.5 months survival in a disease where most patients currently only live for around 8 months. Cerepro™ has Orphan Drug Status in Europe and the USA and is manufactured by Ark in Finland.

Dr David Eckland, Research and Development Director at Ark, said: "We are working in a breakthrough area of medicine, and acceptance of the Cerepro™ file by the regulatory authorities in Europe is an enormous achievement and the key milestone that we have been seeking for this product. The regulatory authorities have been extremely supportive throughout this process and we look forward to working with them during the review."

Dr Nigel Parker, CEO of Ark, commented: "If the review by the EMEA is successful, Cerepro™ will be the world's first gene therapy product[1]. An increasing body of evidence suggests that gene therapy has the potential to deliver solutions for many diseases that are untreatable today and Ark is rapidly becoming recognised as the world leader in this frontier area of medicine."

[1] Outside China

A conference call for analysts will be held today at 09.00am BST. For dial in details please contact Mo Noonan on 0044 (0)207 269 7116.

For further information, please contact:

Ark Therapeutics Group plc Dr Nigel Parker, CEO Mr Martyn Williams CFO	**020 7388 7722**
Financial Dynamics David Yates / Davina Langdale	**020 7831 3113**

Notes to Editors

Malignant glioma

Malignant glioma is a devastating and fatal form of brain tumour that is usually confined to the brain. The current standard therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis, with average survival being about eight months. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for new treatments that prolong life in this devastating disease. There are approximately 16,000 cases of malignant glioma in the EU which are operable.

Cerepro™

82-34804

Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way Cerepro™ harnesses healthy brain cells to help prevent a new tumour from growing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 28-Oct-05
Number	2903T

Ark Commences Cerepro™ Corroborative Study

28 October 2005: Ark Therapeutics Group plc ("Ark") today announces that, following approval of its manufacturing facility in Finland and subsequent batch release of clinical trial materials, it has commenced the corroborative study (Study 904) of its novel gene-based medicine Cerepro™ for the treatment of operable malignant glioma (brain cancer). Study 904 will take place in approximately 40 centres in Europe and Israel and aims to recruit up to 250 patients.

Cerepro™ has already shown highly significant results in two clinical efficacy and safety studies, almost doubling mean survival times and was well tolerated with an acceptable safety profile. Cerepro™, a European and US Orphan Drug, is manufactured in Ark's facility in Kuopio, Finland which has recently received the world's first commercial licence for gene medicine production[1]. The Company has also announced today, in a separate press release, that its filing for Marketing Authorisation Approval in Europe has been accepted by the European medicines regulatory authority, the EMEA, as valid and the formal review is now able to commence.

Dr David Eckland, Research and Development Director at Ark, commented: "Ark is a pioneer in the field of gene therapy and Cerepro™ is potentially the first gene therapy product[1] that could be approved in this fast emerging area. We have been very pleased with the helpful and constructive approach taken by the various European regulatory agencies and have recently finalised the important manufacturing aspects. Results from the first two efficacy and safety studies have been extremely encouraging and with the good quality of life seen in the extended survival period, Cerepro™ offers hope for patients who suffer from this dreadful disease."

Dr Nigel Parker, Chief Executive Officer of Ark, commented: "Ark has made tremendous progress in all its key gene-based medicine programmes this year. As the results come through, it is becoming clear that DNA-based medicines are coming of age, offering large clinical benefits with good safety profiles in hitherto difficult to treat diseases. Ark is working diligently to take up its leadership position in this new medical area."

[1] Outside China

A conference call for analysts will be held today at 09.00am BST. For dial in details please contact Mo Noonan on 0044 (0)207 269 7116.

For further information, please contact:

Ark Therapeutics Group plc Dr Nigel Parker, CEO Martyn Williams, CFO	**020 7388 7722**
Financial Dynamics David Yates Davina Langdale	**020 7831 3113**

Notes to Editors

Malignant glioma

Malignant glioma is a devastating and fatal form of brain tumour that is usually confined to the brain. The current standard therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis, with average survival being about eight months. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for new treatments that prolong life in this devastating disease. There are approximately 16,000 cases of malignant glioma in the EU which are operable.

Cerepro™

Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way Cerepro™ harnesses healthy

brain cells to help prevent a new tumour from growing.

82-34804

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 28-Oct-05
Number	2905T

Preliminary Results of Vitor™ Study Show Clear Therapeutic Effect in Cancer Cachexia

28 October 2005 - Ark Therapeutics Group plc ("Ark") announces today that the preliminary results of the Vitor™ study in 200 patients with cancer cachexia indicate that the product changes the pattern of weight loss in the three types of cancer (colorectal, lung and pancreatic) in the study.

Patients entering this study were all terminal cancer patients and had already lost an average of 15% of their body weight. A positive treatment effect with Vitor™ was observed across the treatment group, irrespective of cancer type. Whilst initially continuing to lose weight over the first four weeks of the study, colorectal and lung cancer patients then gained weight over the next eight weeks to study end (week 12) whereas placebo patients lost weight (Vitor™ daily rate of change +0.025lbs vs placebo -0.022lbs). Pancreatic cancer patients (the more aggressive of the cancers studied), whilst not gaining weight after the first four weeks of the study, exhibited a marked reduction in the daily rate of weight loss compared with placebo (Vitor™ -0.02lbs per day vs placebo – 0.06lbs per day) over the remainder of the study. The positive effects of Vitor™ treatment were also evident in the initial analysis of hand grip strength.

The initial results from this study, which is the first time Vitor™ has been tested in humans in this disease, demonstrate a proof of principle in humans consistent with that previously found in pre-clinical models and the novel mode of action reported in late 2004.

Professor John Martin, Chief Scientific Officer at Ark, said: "The positive effects observed in this study of Vitor™ would offer cancer patients a very relevant clinical benefit as weight loss and the associated weakness are some of the most distressing and dangerous aspects of late stage cancer."

Nigel Parker, Chief Executive Officer, said "This first data cut looks very interesting and we look forward to completing the full study analysis to determine what further activities may be required for regulatory filing. This has been a tremendous two weeks at Ark. With Trinam®'s low dose results showing a tripling of haemodialysis access graft patency, our Finnish manufacturing facility receiving the world's first[1] licence to produce a gene medicine for commercial supply, the EMEA accepting the Cerepro™ marketing authorisation application for review and finally these first proof of principle Vitor™ results, we have ended this intense period of newsflow in exceptional shape."

[1] Outside China

A conference call for analysts will be held today at 09.00am BST. For dial in details please contact Mo Noonan on 0044 (0)207 269 7116.

For further information, please contact:

Ark Therapeutics Group plc Dr Nigel Parker, CEO Martyn Williams, CFO	**020 7388 7722**
Financial Dynamics David Yates Davina Langdale	**020 7831 3113**

Notes to Editors

Vitor™ and cachexia in cancer

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Vitor™ is an oral small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and certain countries in Europe. Vitor™ has been shown to up-rate the ability of mitchondria to produce energy. In addition by working on the ubiquitin proteasome pathway, it prevents the breakdown of muscle proteins (actin and myosin) and reverses the impaired muscle protein production, which both occur as a result of the action of chemicals secreted by the cancer tumour and lead to the weight loss.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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